Exhibit 99.1

DESCARTES REPORTS FISCAL 2014 FIRST QUARTER FINANCIAL RESULTS
Record Operating Performance Driven by 14% Increase in Year-Over-Year Revenues

WATERLOO, Ontario — May 30, 2013 — Descartes Systems Group announced financial results for its fiscal 2014 first quarter (Q1FY14) ended April 30, 2013. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

Q1FY14 Financial Results

As described in more detail below, key financial highlights for Descartes in Q1FY14 included:

•	Revenues of $34.0 million, up 14% from $29.9 million in the first quarter of fiscal 2013 (Q1FY13) and up 1% from $33.8 million in the previous quarter (Q4FY13);
•	Services revenues of $30.1 million, up 9% from $27.7 million in Q1FY13 and consistent with Q4FY13. Services revenues comprised 89% of total revenues for the quarter;
•	Gross margin of 69%, up from 65% in Q1FY13 and 68% in Q4FY13;
•	Cash provided by operating activities of $9.6 million, up from $4.4 million in Q1FY13 and down from $14.1 million in Q4FY13;
•	Income before income taxes of $4.8 million, up 9% from $4.4 million in Q1FY13 and up 14% from $4.2 million in Q4FY13;
•	Net income of $2.8 million, up 8% from $2.6 million in Q1FY13 and down from $7.8 million in Q4FY13. Q4FY13 net income was positively impacted by the release of valuation allowance of $5.3 million;
•	Earnings per share on a diluted basis of $0.04, consistent with Q1FY13 and down from $0.12 in Q4FY13;
•	Days-sales-outstanding (DSO) for Q1FY14 were 52 days, down from 58 days in Q1FY13 and 55 days in Q4FY13;
•
Adjusted EBITDA of $10.4 million, up 20% from $8.7 million in Q1FY13 and up 1% from $10.3 million in Q4FY13. Adjusted EBITDA as a percentage of revenues was 31%, up from 29% and 30% in Q1FY13 and Q4FY13, respectively; and

•	Adjusted EBITDA per share on a diluted basis of $0.16, up 19% from $0.14 in Q1FY13 and consistent with Q4FY13.

Adjusted EBITDA and Adjusted EBITDA per diluted share are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related fees and taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). These items are considered by management to be outside Descartes’ ongoing operational results. We define Adjusted EBITDA per diluted share as Adjusted EBITDA divided by the number of diluted shares used to calculate the GAAP measure of earnings per share. A reconciliation of Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and earnings per share determined in accordance with GAAP, respectively, is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q1 FY14	Q4 FY13	Q3 FY13	Q2 FY13	Q1 FY13
Revenues	34.0	33.8	32.7	30.5	29.9
Services revenues	30.1	30.1	29.7	29.3	27.7
Gross Margin	69%	68%	68%	65%	65%
Income before income taxes	4.8	4.2	4.7	3.8	4.4
Net income*	2.8	7.8	3.1	2.5	2.6
Earnings per diluted share*	0.04	0.12	0.05	0.04	0.04
Cash provided by operating activities	9.6	14.1	5.2	6.6	4.4
Adjusted EBITDA	10.4	10.3	9.9	9.3	8.7
Adjusted EBITDA as a % of revenues	31%	30%	30%	30%	29%
Adjusted EBITDA per diluted share	0.16	0.16	0.16	0.15	0.14
DSOs (days)	52	55	59	55	58

* Net income and earnings per diluted share were positively impacted by the release of valuation allowance of $5.3 million in Q4FY13.

Based on the location of Descartes’ customers, the geographic distribution of revenues was as follows:

•	$17.2 million of revenues (51%) were generated in the US;

•	$5.7 million (17%) in Europe, Middle East and Africa (“EMEA”), excluding Belgium and Netherlands;

•	$3.5 million (10%) in Belgium;

•	$3.4 million (10%) in Canada;

•	$3.4 million (10%) in Netherlands;

•	$0.7 million (2%) in the Asia Pacific region; and

•	$0.1 million (0%) in the Americas, excluding the US and Canada.

“Our superior financial results reflect the accelerated pace at which we’re delivering results to our customers,” said Art Mesher, Descartes’ Chairman and CEO. “We continue to design innovative products and integrate acquired businesses so that our customers have solutions that don’t cost, but pay. Now, more than ever, our customers are relying on us to help them achieve immediate results.”

Revolving Debt Facility

On March 7, 2013, Descartes closed a $50.0 million revolving debt facility (the “Debt Facility”) with a five year term. The facility is comprised of a $48.0 million revolving facility, with drawn amounts to be repaid in equal quarterly installments over a period of five years from the advance date, and a $2.0 million revolving facility, with no fixed repayment date on drawn amounts prior to the end of the term. Depending on the type of advance taken under the available facilities, interest is charged on advances at a rate of either i) Canada prime rate or US base rate plus 0% to 1.5%; or ii) LIBOR plus 1.5% to 3%. Undrawn amounts are charged a standby fee of between 0.3% and 0.5%. Interest is payable monthly in arrears under both facilities. Standby fees are payable quarterly in arrears.

Cash Position

As at April 30, 2013, Descartes had $64.6 million in cash comprised entirely of cash and cash equivalents. Cash and cash equivalents at April 30, 2013 increased $27.0 million from year-end, primarily due to proceeds from the Debt Facility and cash generated from operations. The table set forth below provides a summary of cash flows for Q1FY14 in millions of dollars:

Q1FY14
Cash provided by operating activities	9.6
Additions to capital assets	(0.5)
Proceeds from Debt Facility, net of issuance costs	19.3
Issuance of common shares	0.1
Settlement of stock options	(1.4)
Effect of foreign exchange rate on cash and cash equivalents	(0.1)
Net change in cash and cash equivalents	27.0
Cash and cash equivalents, beginning of period	37.6
Cash and cash equivalents, end of period	64.6

“Our strong balance sheet, access to capital and cash-generating business puts us in a good position to execute on our consolidation strategy,” said Stephanie Ratza, CFO at Descartes. “This, combined with our disciplined integration approach and ONE LEARNing TEAM framework, allows us to efficiently integrate new businesses into our operating model.”

Acquisition of KSD Software Norway AS

On May 2, 2013, Descartes announced that it had used proceeds from the Debt Facility and approximately $13 million of cash on hand to complete its acquisition of KSD Software Norway AS (“KSD”), a leading Scandinavia-based provider of electronic customs filing solutions for the European Union ("EU").

KSD brings more than 1,300 customers to Descartes' Global Logistic Network, with the majority of these companies based in Scandinavia. KSD provides its customers with customs declaration, security filing, transportation management and freight forwarding technology solutions. By combining KSD's leading EU customs solutions and Descartes' global community of logistics participants and shipment management solutions, customers now have a single trusted partner to help them manage their shipments across the globe.

"With approximately USD $10 million of annual recurring revenues that are core to our combined businesses, KSD adds scale for Descartes to serve the wider logistics community," said Edward Ryan, Chief Commercial Officer at Descartes. "Our Global Logistics Network customers can enhance their own logistics operations with access to KSD's broad Scandinavian community of logistics participants and EU compliance solutions. Similarly, we're excited to be able to introduce Descartes' shipment management portfolio to help KSD's customers be even more efficient and profitable in their logistics operations."

Q1FY14 Business Events / Announcements

In line with Descartes’ strategy to build leading product offerings and expand its global network of customers and trading partners, Descartes made the following other announcements and/or participated in the following events since March 8, 2013:
•	Signed a SuiteCloud Developer Network Agreement with NetSuite;
•	Announced that its Descartes Telematics customer, New World First Bus and Citybus, won a technology innovation award in Hong Kong;
•	Held education sessions globally for the upcoming Japan Advanced Filing Requirement; and
•	Announced new customer successes with IAG Cargo, Total Customs Services and Port of Antwerp Community.

Conference Call

Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. ET on May 30. Designated numbers are +1 (855) 410-0553 for North America or +1 (646) 583-7389 for international, using Participant PIN Code 372668#.

The company simultaneously will conduct an audio webcast on the Descartes web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available immediately afterwards, and until June 6, by dialing +1-855-410-0556 or +1-646-583-7395 and using conference playback number 337863#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

Annual General Meeting

Descartes will be holding its annual general meeting of shareholders today, May 30, 2013, at 11am in the Heritage Room at The Waterloo Inn Conference Hotel at 475 King Street North, Waterloo, Ontario, Canada.

About Descartes

Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 146,000 parties using its cloud based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.
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Descartes Investor Contact:

Laurie McCauley (519) 746-6114 x2 x202358
investor@descartes.com

Safe Harbor Statement

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relates to the positioning of Descartes to provide value to customers and shareholders; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes’ business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes’ ability to retain or obtain sufficient capital in addition to the Debt Facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for FY13. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related fees and taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed eleven acquisitions within the past four fiscal years, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q1FY14, Q4FY13, Q3FY13, Q2FY13 and Q1FY13, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q1FY14	Q4FY13	Q3FY13	Q2FY13	Q1FY13
Net income, as reported on Consolidated Statements of Operations	2.8	7.8	3.1	2.5	2.6
Adjustments to reconcile to Adjusted EBITDA:
Income tax expense (recovery)	2.0	(3.6)	1.6	1.4	1.8
Depreciation expense	0.8	1.1	0.7	0.6	0.6
Amortization of intangible assets	4.0	4.0	3.7	3.4	3.1
Amortization of stock-based compensation and related taxes	0.5	0.5	0.6	0.3	0.2
Acquisition-related expenses	0.3	0.3	-	0.7	0.4
Restructuring charges	-	0.2	0.2	0.4	-
Adjusted EBITDA	10.4	10.3	9.9	9.3	8.7

Weighted average diluted shares outstanding (thousands)	64,024	63,910	63,793	63,869	63,836
Diluted earnings per share	0.04	0.12	0.05	0.04	0.04
Adjusted EBITDA per diluted share	0.16	0.16	0.16	0.15	0.14

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	April 30,	January 31,
	2013	2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents	64,554	37,638
Accounts receivable
Trade	19,450	20,491
Other	5,200	5,655
Prepaid expenses and other	4,006	3,412
Inventory	1,147	812
Deferred income taxes	13,550	12,978
	107,907	80,986
LONG-TERM RECEIVABLE	149	149
CAPITAL ASSETS	9,864	10,236
DEFERRED INCOME TAXES	21,527	23,945
INTANGIBLE ASSETS	66,185	71,297
GOODWILL	87,175	88,297
	292,807	274,910
1. LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	5,774	6,113
Accrued liabilities	12,618	12,373
Income taxes payable	1,931	2,354
Current portion of debt	3,959	-
Deferred revenue	6,308	7,320
	30,590	28,160
DEBT	15,837	-
DEFERRED REVENUE	377	318
INCOME TAX LIABILITY	4,061	3,770
DEFERRED INCOME TAX LIABILITY	5,280	5,620
	56,145	37,868

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 62,698,240 at April 30, 2013 (January 31, 2013 – 62,654,284)	92,795	92,472
Additional paid-in capital	450,408	451,434
Accumulated other comprehensive (loss) income	(615)	1,869
Accumulated deficit	(305,926)	(308,733)
	236,662	237,042
	292,807	274,910

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2013	2012
2.
3. REVENUES	34,031	29,862
4. COST OF REVENUES	10,556	10,586
5. GROSS MARGIN	23,475	19,276
EXPENSES
Sales and marketing	3,993	3,161
Research and development	5,754	5,013
General and administrative	4,567	3,183
Other charges	295	427
Amortization of intangible assets	4,006	3,075
	18,615	14,859
INCOME FROM OPERATIONS	4,860	4,417
INTEREST EXPENSE	(61)	(16)
INVESTMENT INCOME	8	33
6. INCOME BEFORE INCOME TAXES	4,807	4,434
INCOME TAX EXPENSE
Current	478	578
Deferred	1,522	1,250
	2,000	1,828
NET INCOME	2,807	2,606
EARNINGS PER SHARE
Basic	0.04	0.04
Diluted	0.04	0.04
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	62,669	62,454
Diluted	64,024	63,836

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2013	2012
OPERATING ACTIVITIES
Net income	2,807	2,606
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	761	558
Amortization of intangible assets	4,006	3,075
Stock-based compensation expense	425	142
Deferred income taxes	1,522	1,250
Changes in operating assets and liabilities:
Accounts receivable
Trade	887	(2,024)
Other	418	(20)
Prepaid expenses and other	(618)	(412)
Inventory	(338)	(203)
Accounts payable	(306)	81
Accrued liabilities	928	(1,739)
Income taxes payable	(92)	72
Deferred revenue	(825)	966
Cash provided by operating activities	9,575	4,352
INVESTING ACTIVITIES
Additions to capital assets	(530)	(813)
Settlement of acquisition earn-out	-	(352)
Cash used in investing activities	(530)	(1,165)
FINANCING ACTIVITIES
Proceeds from borrowing on the debt facility, net of issuance costs	19,301	-
Issuance of common shares for cash	112	300
Settlement of stock options	(1,361)	-
Repayment of other liabilities	(14)	(5)
Cash provided by financing activities	18,038	295
Effect of foreign exchange rate changes on cash and cash equivalents	(167)	500
Increase in cash and cash equivalents	26,916	3,982
Cash and cash equivalents, beginning of period	37,638	65,547
Cash and cash equivalents, end of period	64,554	69,529